Item 77D

SCUDDER U.S. TREASURY MONEY FUND

Scudder U.S. Treasury Money Fund changed its name-related investment policy. Prior to July 1, 2002, the Fund's strategy stated that the Fund invests at least 80% of total assets in short-term U.S. Treasury securities or in repurchase agreements backed by these securities. While the fund may place up to 20% of total assets in other types of investments, it can only invest in high quality short-term securities that are guaranteed by the full faith and credit of the U.S. government as to the timely payment of interest and principal. The Fund was revised as follows: Under normal circumstances, the fund invests at least 80% of total assets, plus the amount of any borrowings for investment purposes, in short-term U.S. Treasury securities or in repurchase agreements backed by these securities.